August 31, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Conagra Brands, Inc.

Registration Statement on Form S-4

Filed July 25, 2018

File No. 333-226329

Ladies and Gentlemen:

Set forth below are the responses of Conagra Brands, Inc. (“Conagra”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter (the “Letter”) dated August 20, 2018, relating to the Registration Statement on Form S-4 of Conagra (the “Registration Statement”) that was filed on July 25, 2018, which Registration Statement includes a proxy statement of Pinnacle Foods Inc. (“Pinnacle”) for its special meeting of stockholders (the “Proxy Statement”) and a prospectus of Conagra relating to the offer and sale of its common stock to be issued to Pinnacle stockholders in the merger described therein (together with the Proxy Statement, the “Proxy Statement/Prospectus”). The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Simultaneously herewith, Conagra is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects responses to, and changes in accordance with, the Staff’s comments, and includes other changes that are intended to update, clarify and render more complete the information contained therein. We will supplementally provide a marked copy of Amendment No. 1 marked against the July 25, 2018 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus.

Securities and Exchange Commission

August 31, 2018

General

1.	Please revise your disclosure to describe any pending or threatened litigation relating to the merger transaction.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 22 and 126 in Amendment No. 1

Unaudited Pro Forma Condensed Combined Financial Information, page 134

2.

We note certain pro forma adjustments in your pro forma balance sheet combine several amounts discussed in numerous footnotes, such as but not limited to other accrued liabilities and the line items within common stockholders’ equity. We have been unable to reconcile these pro forma adjustments with the amounts disclosed in the various footnotes that are referenced. Please expand and revise your footnote disclosures to clarify how these pro forma balance sheet adjustment amounts are calculated.

Response: In response to the Staff’s comment, the applicable disclosure has been revised. Please see footnotes 3.b., 3.j., 3.k. and 3.l. on pages 140, 141, 142 and 142, respectively, in Amendment No. 1.

3.

In footnote 3.c., you state the income tax impacts of pro forma adjustments were calculated using either the Conagra or Pinnacle statutory tax rates. Tell us why the pro forma income tax adjustment is calculated with reference to Pinnacle’s statutory tax rate.

Response: In response to the Staff’s comment, the applicable disclosure on page 140 of Amendment No. 1 has been revised as follows:

“The pro forma adjustment to income tax expense was calculated by applying Conagra’s statutory income tax rate of 30.38% to each pro forma adjustment to Income (loss) from continuing operations before income taxes and equity method investment earnings, except in the case of the pro forma adjustments to depreciation, amortization and interest expense which was done by reversing the tax impact of Pinnacle’s historical depreciation, amortization and interest expense based on its historical statutory income tax rate of 32.33% and adding back the tax impact of the estimated depreciation, amortization and interest expense in purchase accounting using Conagra’s statutory income tax rate of 30.38%. The historical statement of operations of Conagra and Pinnacle include one-time benefits associated with US Tax Reform that have not been adjusted in the pro forma presentation.”

We supplementally advise the Staff that we concluded this methodology more accurately reflects the difference in rates related to the Tax Cuts and Jobs Act of 2017 given Pinnacle’s calendar year end versus Conagra’s fiscal year end.

4.

We note the pro forma adjustment to increase the carrying value of Pinnacle’s plant assets to fair value in note 3.e. Tell us why you have recorded a corresponding decrease to depreciation expense when the value of the plant assets has increased.

Response: Conagra acknowledges the Staff’s comment. In the second quarter of 2017, Pinnacle accelerated depreciation in the amount of approximately $22.6 million on certain plant assets of its Aunt Jemima frozen breakfast business, reflecting the significantly reduced expected useful lives of those

Securities and Exchange Commission

August 31, 2018

assets. Conagra estimated the fair values of plant assets based on the Pinnacle plant asset balance at April 1, 2018, the most recent balance sheet date. The plant assets associated with the Aunt Jemima frozen breakfast business were not included in this balance, as they had been fully depreciated and preliminarily determined by us to have no value. Conagra’s estimate of pro forma depreciation expense does not reflect Pinnacle’s historical accelerated depreciation, as the applicable assets are not included in the pro forma opening balance sheet. As such, the pro forma adjustment is a net decrease from the amount reflected in the historical financial statement of Pinnacle.

* * * * *

Please call me at (312) 549-5798 should you wish to discuss the matters addressed above or other issues relating to the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ David S. Marberger

David S. Marberger

cc:	Colleen R. Batcheler
Conagra Brands, Inc.

Peter E. Izanec
Jones Day

Timothy P. FitzSimons
Jones Day

Michael J. Solecki
Jones Day

Bradley C. Brasser
Jones Day

M. Kelley Maggs
Pinnacle Foods Inc.

Robert I. Townsend
Cravath, Swaine & Moore LLP

O. Keith Hallam
Cravath, Swaine & Moore LLP